(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number        333-60778

For Period Ended: December 31, 2002
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Dresser, Inc.

Full Name of Registrant

N.A

Former Name if Applicable

15455 Dallas Parkway, Suite 1100

Address of Principal Executive Office (Street and Number)

Addison, Texas, 75001

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Dresser, Inc. (the “Company”) has determined that its 2001 financial statements will require restating to correct an accounting error with respect to its pension and other retiree benefits. As part of its 2001 recapitalization, the Company recorded pension and other retiree benefits liabilities on a fair market value basis. In connection with the 2002 audit by PricewaterhouseCoopers LLP, the Company determined that these pension and other retiree benefits liabilities should have instead been recorded on an historical basis. The Company’s 2001 financial statements were previously audited by Arthur Andersen LLP. The Company has asked PricewaterhouseCoopers LLP to conduct a re-audit of the Company’s 2001 results. The 2001 re-audit will cause the Company to delay the filing of its 2002 Annual Report on Form 10-K.

(Attach Extra Sheets if Needed)

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dale B. Mikus (Name)	(972) (Area Code)	361-0840 (Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on a preliminary assessment of the effects of the accounting correction with respect to pension and other retiree benefits on its 2001 financial statements, the Company believes there will be a net increase of approximately $56.6 million in assets related to the pension and other retiree benefits, a net increase of approximately $42.6 million in liabilities related to pension and other retiree benefits, an increase in shareholder’s equity of approximately $14.0 million, and an increase in 2001 operating income of approximately $3.4 million. However, during the course of the audit, the Company may identify other areas requiring further changes to its 2001 or prior period financial statements.

Dresser, Inc.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2003	By:	/s/ James A. Nattier
James A. Nattier Executive Vice President Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).